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                            June 13, 2023

       Travis T. Thomas
       Chief Financial Officer
       Ring Energy, Inc.
       1725 Hughes Landing Blvd., Suite 900
       The Woodlands, TX 77380

                                                        Re: Ring Energy, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Form 8-K filed May
4, 2023
                                                            Response dated June
1, 2023
                                                            File No. 001-36057

       Dear Travis T. Thomas:

              We have reviewed your June 1, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       May 16, 2023 letter.

       Form 8-K filed May 4, 2023

       Exhibit 99.1
       First Quarter 2023 Highlights and Recent Key Items, page 1

   1.                                                   We note your response
to prior comment 9 and your proposed disclosure of
                                                        the reconciliation
necessary to derive the Leverage Ratio as set forth in your Second
                                                        Amended and Restated
Credit Agreement dated as of August 31, 2022. To the extent that this Leverage Ratio is
a material covenant in your credit agreement, please revise your discussion to include
the amount or limit required for compliance with the covenant and the actual or
reasonably likely effects of compliance or non-compliance with the covenant on the company's
financial condition and liquidity. Refer to Question 102.09 of the Non-
                                                        GAAP Compliance and
Disclosure Interpretations.
 Travis T. Thomas
Ring Energy, Inc.
June 13, 2023
Page 2

       You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Shannon
Buskirk, Staff Accountant, at 202-551-3717 if you have any questions.



FirstName LastNameTravis T. Thomas                       Sincerely,
Comapany NameRing Energy, Inc.
                                                         Division of
Corporation Finance
June 13, 2023 Page 2                                     Office of Energy &
Transportation
FirstName LastName